SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 ofthe
Securities Exchange Act of 1934

For the month of May 2003

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

22 May 2003	Matav- Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Chief Executive Officer

Print the name and title of the signing officer under his signature

FOR IMMEDIATE RELEASE

Matav Reports Continued Improvement in Q1 2003

NETANYA, Israel, May 22, 2002 – Matav-Cable Systems Media Ltd. (Nasdaq: MATV), a leading Israeli provider of digital cable television services, today reported first-quarter revenues of NIS 133.9 million (US$28.6 million), up 12.4% from NIS 119.1 million (US$25.4 million) in the first quarter of 2002, and up 1% from NIS 132.6 million (US$28.3 million) in the 2002 fourth quarter. The increased revenues, which came despite a decrease in total subscribers, are attributed to higher sales of tiering and fast Internet access services.

First-quarter operating expenses were NIS 120.8 million, (US$25.8 million), down 7.8% from NIS 131.0 million (US$27.9 million) for the year-earlier first quarter and up 1% from NIS 119.5 million (US$25.5 million) for fourth-quarter 2002. The decrease in operating expenses compared to the first quarter of 2002 is mainly due to the ongoing decline in content expenses. The increase in operating expenses compared to the previous quarter is attributed mainly to a one time increase in content expenses.

Gross profit for the first quarter was NIS 13 million (US$2.8 million), compared with a gross loss of NIS 11.8 million (US$2.5 million) for the first quarter of 2002 and gross profit of NIS 13.2 million (US$2.8 million) for the previous quarter.

First-quarter selling, marketing and G&A expenses were NIS 22.5 million (US$4.8 million), down 9 % from NIS 24.7 million (US$5.3 million) for the first quarter of 2002 and up 3% from NIS 21.8 million (US$4.7 million) in the previous quarter. The decline from the year-earlier period stems mainly from lower marketing expenses due to a joint advertising campaign of Israel’s three cable companies. The increase compared with the previous quarter occurred because of higher advertising and promotion expenses.

Financial expenses for the quarter totaled NIS 15.2 million (US$3.2 million), compared with NIS 5.3 million (US$1.1 million) in the first quarter of 2002 and NIS 21.8 million (US$4.7 million) in the previous quarter. The company’s financial reports are linked to Israel’s consumer price index, and the changes in its financing expenses are tied mainly to fluctuations in the CPI.

Matav’s share in profits of associated companies in the first quarter amounted to a profit of NIS 3.5 million (US$0.8 million), compared with a profit of NIS 4.4 million (US$0.9 million) for the year-ago quarter and a loss of NIS 1.3 million (US$0.3 million) for the previous quarter.

The first-quarter net loss decreased to NIS 25.1 million (US$5.4 million), or NIS 0.87 (US$0.19) per ordinary share, from the year-ago quarter’s NIS 37.5 million (US$8 million), or NIS 1.29 (US$0.27) per ordinary share. The loss also declined from NIS 49.2 million (US$10.5 million), or NIS 1.7 ($0.36), for the 2002 fourth quarter.

First-quarter EBITDA advanced to NIS 32.3 million (US$6.9 million), from the first-quarter 2002 figure of NIS 1.8 million (US$0.4 million). EBITDA was NIS 33.5 million (US$7.1 million) for fourth-quarter 2002.

At the end of first-quarter 2003, Matav had approximately 274,000 subscribers, compared with 287,000 at the end of first-quarter 2002 and 275,000 at year-end 2002. During the first quarter, the Company’s ARPU rose to NIS 191.2 (monthly, including 18% value-added tax) compared with NIS 161.7 million for the first quarter of 2002 and NIS 189.5 for the previous quarter. The company’s fast Internet access service has attracted approximately 33,000 subscribers to date.

On May 21, 2003, the company’s board of directors and its audit committee approved a $600,000 payment to Dankner Investments Ltd. for the efforts of Dankner’s executives on behalf of Matav regarding the merger issues. The payment is subject to approval by Matav’s shareholders at a general meeting, and thus the payment has not yet been reflected in the company’s financial report.

Matav CEO Amit Levin commented: “We are pleased that the positive trend in our results continued in the first quarter of the year. We increased our revenues despite sharp competition in the multi-channel television and fast-Internet markets.

“The improved results reflect a higher ARPU as subscribers broadened their use of higher-margin digital services. In addition, we continued to tightly control expenses. We believe that the improvement in operating profit will continue in coming quarters.”

Regarding the pending merger of the cable-TV companies in Israel, Mr. Levin said, “The cable companies are continuing to cooperate on marketing and content issues. The shareholders of the merged company have agreed on the merger terms, but a number of conditions remain before the transaction can be completed, including a financial agreement with the banks; receipt of additional approvals, including approvals from shareholders at a meeting and from creditors of the merged companies; and approval of the transaction by the court.”

Management will conduct a teleconference today at 11 a.m. U.S. Eastern Time. To participate, please dial +1-866-500-4953 or +1-877-332-1104 in the United States and +972-3-925-5910 internationally, several minutes prior to the start of the conference.

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s investments include 7.5 percent of Partner Communications Ltd., a GSM mobile phone company, and 10 percent of Barak I.T.C. (1995), one of the three international telephony-service providers in Israel.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel
Matav Cable Systems
Telephone: +972-9-860-2261

Ayelet Shaked Shiloni
Integrated IR
Telephone US: +1-866-447-8633 / Israel: +972-3-635-6790
E-Mail: ayelet@integratedir.com

MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

				Convenience translation
	December 31,	March 31		March 31
	2002	2002	2003	2002
	Adjusted NIS	Adjusted NIS		U.S. dollars
	(In thousands)
ASSETS:

CURRENT ASSETS:
Cash and cash equivalents	7,810	1,178	1,361	290
Accounts Receivables:
Trade	70,700	68,533	70,006	14,936
Affiliated companies - current account		848
Other	18,322	13,862	21,549	4,598

Total current assets	96,832	84,421	92,916	19,824

INVESTMENTS AND LONG-TERM LOANS:
Investments in affiliated companies	23,008	25,835	26,289	5,609
Investments in other companies	16,682	25,878	16,682	3,559
Long-term loans granted to employees	628	1,601	333	71
Severance pay fund	324

	40,642	53,314	43,304	9,239

FIXED ASSETS:
Cost	2,041,062	1,974,986	2,057,497	438,979
Less - accumulated depreciation and amortization	1,022,254	898,343	1,063,444	226,892

	1,018,808	1,076,643	994,053	212,087

OTHER ASSETS AND DEFERRED CHARGES
Net of accumulated amortization	7,110	10,580	6,378	1,361

	1,163,392	1,224,958	1,136,651	242,511

MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

				Convenience translation
	December 31,	March 31		March 31
	2002	2002	2003	2002
	Adjusted NIS	Adjusted NIS		U.S. dollars
	(In thousands)
LIABILITIES AND SHAREHOLDERS' EQUITY:

CURRENT LIABILITIES:
Short-term bank credit	528,088	576,222	532,102	113,527
Current maturities of debentures	34,646	34,397	34,479	7,356
Accounts payable and accruals:
Trade	86,340	113,542	68,213	14,554
Affiliated companies - current account	2,755	15,056	13,251	2,827
Other	86,906	54,654	90,400	19,287
Relater parties		15,813

Total current liabilities	738,735	809,684	738,445	157,551

LONG-TERM LIABILITIES:
Accrued severance pay, net		131	904	193
Loans and debentures (net of current maturities
Loans from bank and others	145,945	179,992	139,730	29,812
Debentures	102,163	135,448	101,783	21,716
Customers' deposits for converters, net of
accumulated amortization	25,483	20,894	29,846	6,368

Total long-term liabilities	273,591	336,465	272,263	58,089

Total liabilities	1,012,326	1,146,149	1,010,708	215,640

SHAREHOLDERS' EQUITY:
Share capital	50,209	50,209	50,209	10,712
Share premium	412,230	412,230	412,230	87,952
Retained earnings (loss)	(244,693)	(316,950)	(269,816)	(57,567)

Less-Company's shares held by consolidated company	(66,680)	(66,680)	(66,680)	(14,226)

Total shareholders' equity	151,066	78,809	125,943	26,871

	1,163,392	1,224,958	1,136,651	242,511

MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except per share and per ADS data)

				Convenience translation
	Year ended December 31,	Three months ended March 31,		Three months ended March 31,
	2002	2002	2003	2003
	Adjusted NIS			U.S. dollars

Revenue	508,997	119,126	133,879	28,564
Depreciation	166,397	40,723	41,711	8,899
Other operating expenses	354,824	90,230	79,075	16,871

Total operating expenses	521,221	130,953	120,786	25,770
Gross profit (loss)	(12,224)	(11,827)	13,093	2,794
Selling, marketing, general and
administrative expenses:
Selling and marketing	41,747	12,933	10,401	2,219
General and administrative	47,390	11,784	12,091	2,580

	89,137	24,717	22,492	4,799

Operating loss	(101,361)	(36,544)	(9,399)	(2,005)
Financial expenses, net	49,396	5,293	15,194	3,242

Other income )expenses), net	286,101	(109)	(4,045)	(863)

Income (loss) before taxes on income	135,344	(41,946)	(28,638)	(6,110)
Taxes on income	111,808

Income (loss) from operations of the
Company and its subsidiaries	23,536	(41,946)	(28,638)	(6,110)
Equity in earnings (losses) of affiliated
companies, net	11,207	4,432	3,515	750

Net income (loss)	34,743	(37,514)	(25,123)	(5,360)

Earnings (loss) per ordinary share	1.19	(1.29)	(0.87)	(0.19)

Earnings (loss) per ADS	2.38	(2.58)	(1.74)	(0.38)

Weighted average number of shares
outstanding in thousands	28,860	28,860	28,860	28,860

Weighted average number of ADSs outstanding
in thousands	14,430	14,430	14,430	14,430

Memo EBITDA	58,278	1,805	32,312	6,894